U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     Form 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Table I.          Non-Derivatve Securities Beneficially Owned:

                                David L. Deerman
                            Name of Reporting Person

                                 1605 Cottonwood
                              Bay City, Texas 77414
                           Address of Reporting Person

                                December 30, 1999
                        Date of Event Requiring Statement

                        Affiliated Resources Corporation
                       ARCX; OTC Electronic Bulletin Board
                         Issuer Name and Trading Symbol

                       President - ChemWay Systems, Inc.,
                          a wholly owned subsidiary of
                        Affiliated Resources Corporation
                   Relationship of Reporting Person to Issuer

                          Common Stock, $.003 par value
                                Title of Security

                                        0
                     Amount of Securities Beneficially Owned

                                     Direct
                                 Ownership Form

Table II-         Derivative Securities Beneficially Owned:

                          Common Stock, $.003 par value
                                Title of Security

                                December 30, 2000
                                Date Exercisable

                                  May 13, 2003
                                Termination Date

                                  Stock Option
               Title of Securities Underlying Derivative Security

                                 250,000 Shares
               Amount of Securities Underlying Derivative Security

                                 $.10 per share
                      Exercise Price of Derivative Security

                                     Direct
                      Ownership Form of Derivative Security


                                                              February 28, 2000
------------------------------------                 --------------------------
David L. Deerman                                              Date
(Reporting Person)